BOYD GAMING REPORTS FOURTH-QUARTER AND YEAR-END RESULTS

- Las Vegas Locals Region Posts Third Straight Quarter of EBITDA Growth -
- Boyd Gaming Launches One Card Players Club -
- The Water Club Opening June 2008 -

LAS VEGAS, NV – FEBRUARY 27, 2008 – Boyd Gaming Corporation **(NYSE: BYD)** today reported financial results for the fourth quarter and year ended December 31, 2007.

Recent Highlights

- Las Vegas Locals region net revenues decline 1.5%; however, Adjusted EBITDA[1] increases 3.3%, the third consecutive year-over-year quarterly increase.

- Midwest and South region records 11.4% decline in net revenues and a 13.2% decrease in Adjusted EBITDA for the fourth quarter 2007 versus the same quarter 2006; Blue Chip is materially impacted by increased competitive environment and, to a lesser extent, construction disruption and adverse weather; conversely, four of our other five Midwest and South casino properties record fourth quarter 2007 increases in Adjusted EBITDA.

- Downtown Las Vegas net revenues decline $2.2 million, or 3.2%, for the fourth quarter 2007 versus the same period last year; Adjusted EBITDA declines $2.4 million, or 13.8%, from a near-record level in the same period 2006.

- Borgata outperforms market in the face of new competition from Philadelphia-area casinos and prepares for addition of The Water Club in June; both net revenues and Adjusted EBITDA for the quarter increase over the same period in 2006.

- Successful phase-one launch of nationwide players club program; initial phase includes our four primary Las Vegas Locals casinos and unifies them under a new Club Coast program; the Midwest and South rollout is scheduled to begin in April 2008.

- Construction on our Echelon development continues to advance as foundation work is nearly complete for our wholly-owned hotels, which include Hotel Echelon, The Enclave, and Shangri-La Las Vegas; we expect to begin erecting steel in the second quarter. We are also in the midst of identifying the many restaurant and nightlife venues that will be a part of the Echelon experience.

(1) See footnotes at the end of the release for additional information relative to non-GAAP financial measures.

Fourth Quarter Results

We reported fourth quarter 2007 income from continuing operations of $31.0 million, or $0.35 per share, compared with $55.6 million, or $0.63 per share, in the same period 2006. Including discontinued operations, we reported net income for the fourth quarter 2007 of $31.2 million, or $0.35 per share, compared to net income of $56.3 million, or $0.64 per share, reported in the same period 2006. Per share earnings discussed throughout this release are reported on a diluted basis.

Adjusted Earnings[1] from continuing operations for the fourth quarter 2007 were $34.9 million, or $0.39 per share, compared to $39.9 million, or $0.45 per share, for the same period in 2006. During the fourth quarter 2007, certain adjustments reduced income from continuing operations by $6.6 million ($3.9 million, net of tax, or $0.04 per share), the majority of which are preopening expenses.

By comparison, the fourth quarter 2006 included certain pre-tax adjustments that increased income from continuing operations by $23.5 million ($15.7 million, net of tax, or $0.18 per share).

Net revenues were $478.6 million for the fourth quarter 2007, compared to $520.8 million for the same quarter in 2006, a decrease of 8.1%. Total Adjusted EBITDA was $134.6 million in the fourth quarter 2007, compared to $146.3 million for the same period 2006. These declines were chiefly due to Blue Chip's quarterly performance, which was materially impacted by a new competitor, a situation that was also aggravated by construction disruption and inclement weather.

Paul Chakmak, Executive Vice President and Chief Operating Officer of Boyd Gaming, commented, "In the Las Vegas Locals market, we were able to increase Adjusted EBITDA and improve margins by more than 150 basis points versus the prior year in spite of challenging economic conditions. And with the exception of an increasingly competitive environment at Blue Chip, we were encouraged by the performances elsewhere in the Midwest and South, where four of our other five casino properties recorded improved Adjusted EBITDA from the same quarter a year ago."

(1) See footnotes at the end of the release for additional information relative to non-GAAP financial measures.

Key Operations Review

In our Las Vegas Locals segment, fourth quarter 2007 net revenues were $214.4 million versus $217.7 million for the fourth quarter 2006. Fourth quarter 2007 Adjusted EBITDA was $72.8 million, a 3.3% increase over $70.4 million in the same quarter 2006.

Our Downtown Las Vegas properties generated net revenues of $66.9 million and Adjusted EBITDA of $14.8 million for the fourth quarter 2007, versus $69.1 million and $17.1 million, respectively, for the fourth quarter 2006.

In our Midwest and South region, we recorded $197.3 million in net revenues for the fourth quarter 2007, compared to $222.9 million for the same period in 2006; more than 90% of the decline in net revenues in this region was attributable to Blue Chip. Adjusted EBITDA for the period was $44.0 million. By comparison, Adjusted EBITDA for the fourth quarter 2006 was $50.7 million.

In Atlantic City, Borgata's operating income for the fourth quarter 2007 was $35.4 million, essentially the same as the fourth quarter 2006. Net income for Borgata was $29.4 million for the fourth quarter 2007, compared to $29.2 million in the same period last year, and Adjusted EBITDA was $53.9 million, compared to $53.2 million for the fourth quarter 2006. Net revenue for Borgata was $202.7 million for the fourth quarter 2007, an increase of 2.0% over the same quarter in 2006.

The effects of competition and the economy were also evident in Atlantic City, where, excluding Borgata, fourth-quarter gaming revenue for the market was down 10.6% from prior year results. These declines are mainly attributed to the new slot parlors in Pennsylvania. Despite the fourth-quarter decline for the total market, Borgata grew gaming revenue by 3.7% and increased market share from 14.1% to 16.0% over the prior year. Borgata maintained its top spot in the Atlantic City market for the 2007 fourth quarter, leading in virtually all key gaming related areas.

Full Year Results

Income from continuing operations for the year ended December 31, 2007 was $120.9 million, or $1.36 per share, compared to $161.3 million, or $1.80 per share for the year ended December 31, 2006. Net income, which includes results from discontinued operations, was $303.0 million, or $3.42 per share, for the full year 2007 compared to $116.8 million, or $1.30 per share, for the year ended December 31, 2006. Net income for 2007 includes a $285 million pre-tax gain on the disposition of the Barbary Coast; net income for 2006 included a $65 million pre-tax impairment charge related to the disposition of South Coast.

Adjusted Earnings from continuing operations for the year ended December 31, 2007 were $157.3 million, or $1.78 per share, as compared to $196.4 million, or $2.19 per share for the full year 2006.

Net revenues were $2.0 billion and $2.2 billion for the years ended December 31, 2007 and 2006, respectively. Total Adjusted EBITDA was $577.8 million for the full year 2007, compared to $652.3 million total Adjusted EBITDA for 2006.

Development Update

Development continues to progress on our key growth initiatives:

- In Atlantic City, Borgata is in the final stages of construction of The Water Club, readying for a June 2008 opening. The Water Club is an 800-room boutique hotel directly connected to Borgata and will be the first of its kind in Atlantic City. The $400 million expansion will also include five swimming pools, a spa in the sky, additional meeting and retail space and a separate porte cochere and front desk.

- Our $130 million expansion of Blue Chip in Michigan City, Indiana remains on schedule for a December 2008 opening. This development project will add a dramatic 22-story hotel tower that is expected to top out in April 2008, and will include 300 new upscale guest rooms, a spa and fitness center, additional meeting and event space, new dining and nightlife experiences, and a new porte cochere.

- Construction on our Echelon development continues to advance as foundation work is nearly complete for our wholly-owned hotels, which include Hotel Echelon, The Enclave, and Shangri-La Las Vegas; we expect to begin erecting steel in the second quarter 2008. Work on the Delano and Mondrian is also scheduled to begin in the second quarter 2008. Echelon is scheduled to open in the third quarter 2010.

Keith Smith, Boyd Gaming President and Chief Executive Officer, said, "We are excited about what The Water Club and Blue Chip hotel developments will mean to our businesses in those markets. Importantly, both projects remain on schedule and on budget. The new additions will elevate each of the respective brands, as we face increasingly competitive landscapes in both markets. On the Las Vegas Strip, construction of Echelon continues to advance as expected. The project remains on track, and we're excited to see that project begin to take its place on the ever-changing Las Vegas skyline."

Boyd Gaming Branding Initiative

We successfully launched the first phase of our nationwide, consolidated players club program on January 14. Effective last month, our four primary Las Vegas Locals casinos (Sam's Town, Suncoast, The Orleans, and Gold Coast) were unified under a new Club Coast players card program.

For the first time, Club Coast members are rewarded for their play based on a tiered-card system. Guests qualify for one of three tiers (Ruby, Sapphire and Emerald), each offering an increasingly attractive series of services and benefits. The program also allows guests the opportunity to earn and redeem points at any Club Coast property with a single card, enhancing reward options for our players.

The introduction of our new players program in Las Vegas is the first stage of the nationwide rollout. We plan to connect the Club Coast card to our players clubs at our Downtown Las Vegas properties and in our Midwest and South region. Once the program is completed, players will be able to use their cards at Boyd Gaming properties in Nevada, Illinois, Indiana, Louisiana and Mississippi.

The next phase will rollout in our Midwest and South Region and is expected to be completed in the second quarter 2008.

Commenting on the launch, Chakmak said, "Our goal is to build and reward customer loyalty, drive cross-property visitation and offer the ability to seamlessly earn and redeem rewards at our properties across the country."

Key Financial Statistics

The following is additional information as of and for the three months ended December 31, 2007:

- December 31 debt balance: $2.27 billion
- December 31 cash: $165.7 million
- Dividends paid in the quarter: $13.2 million

- Maintenance capital expenditures during the quarter: $39.5 million

- Expansion capital expenditures during the quarter: $84.6 million

- Capitalized interest during the quarter: $6.4 million

- Cash distribution to the Company from Borgata in the quarter: $23.9 million

- December 31 debt balance at Borgata: $722.7 million

Conference Call Information

We will host our fourth quarter 2007 conference call today (Wednesday, February 27) at 12:00 p.m. EST. The conference call number is **888.680.0890** and the passcode is **99385796**. Please call up to 15 minutes in advance to ensure you are connected prior to the start of the call.

The conference call will also be available live on the Internet at www.boydgaming.com or http://phx.corporate-ir.net/phoenix.zhtml?p=irol-eventDetails&c=95703&eventID=1753387

Following the call's completion, a replay will be available by dialing 888.286.8010 on Wednesday, February 27, beginning two hours after the completion of the call and continuing through Wednesday, March 5. The passcode for the replay will be **62317249**. The replay will also be available on the Internet at www.boydgaming.com.

The following table presents Net Revenues and Adjusted EBITDA by operating segment and reconciles Adjusted EBITDA to Income from continuing operations for the three months and year ended December 31, 2007 and 2006:

		Three Months Ended December 31,		Year Ended December 31,	
		2007	2006	2007	2006
		(In thousands)			
Net Revenues					
Las Vegas Locals	$	214,399 $	217,672 $	848,169 $	846,409
Downtown Las Vegas (a)		66,897	69,086	255,043	256,781
Midwest and South		197,347	222,862	893,907	971,886
Stardust (b)		--	11,216	--	117,558
Net revenues	$	478,643 $	520,836 $	1,997,119 $	2,192,634
Adjusted EBITDA					
Las Vegas Locals	$	72,774 $	70,437 $	275,510 $	273,797
Downtown Las Vegas		14,754	17,115	52,127	53,573
Midwest and South		43,990	50,668	212,620	257,570
Stardust (b)		--	1,342	--	15,403
Wholly-owned property Adjusted EBITDA		131,518	139,562	540,257	600,343
Corporate expense (d)		(15,101)	(11,393)	(48,960)	(39,981)
Wholly-owned Adjusted EBITDA		116,417	128,169	491,297	560,362
Our share of Borgata's operating income before net amortization, preopening and other items (e)		18,200	18,132	86,470	91,963
Adjusted EBITDA (f)		134,617	146,301	577,767	652,325
Other operating costs and expenses					
Deferred rent		1,130	1,157	4,520	4,630
Depreciation and amortization (g)		42,295	43,949	167,257	189,837
Preopening expenses		7,200	4,294	22,819	20,623
Our share of Borgata's preopening expenses		309	269	1,558	3,260
Our share of Borgata's write-downs and other charges, net		194	151	478	1,209
Share-based compensation expense		2,743	3,273	14,802	19,278
Write-downs and other charges, net		9	(29,892)	12,101	8,838
Total other operating costs and expenses		53,880	23,201	223,535	247,675
Operating income		80,737	123,100	354,232	404,650
Other non-operating costs and expenses					
Interest expense, net (c)		(32,729)	(36,914)	(137,454)	(145,433)
Loss on early retirements of debt		--	--	(16,945)	--
Decrease in value of derivative instruments		(123)	(46)	(1,130)	(1,801)
Our share of Borgata's non-operating expenses, net		(2,991)	(3,100)	(13,768)	(10,577)
Total other non-operating costs and expenses		(35,843)	(40,060)	(169,297)	(157,811)
Income from continuing operations before provision for income taxes		44,894	83,040	184,935	246,839
Provision for income taxes		(13,917)	(27,403)	(64,027)	(85,491)
Income from continuing operations	$	30,977 $	55,637 $	120,908 $	161,348

(a)   Includes revenues related to Vacations Hawaii and other travel agency related entities of $12.1 million and $13.1 million for the three months ended December 31, 2007 and 2006, respectively, and $44.4 million and $50.1 million for the year ended December 31, 2007 and 2006, respectively.

(b)   The Stardust closed on November 1, 2006 to make way for our Las Vegas Strip development, Echelon.

(c)   Net of interest income and amounts capitalized.

(d)   The following table reconciles the presentation of corporate expense on our condensed consolidated statements of operations to the presentation on the accompanying table:

	Three Months Ended December 31,		Year Ended December 31,	
	2007	2006	2007	2006
	(In thousands)			
Corporate expense as reported on our condensed consolidated statements of operations	$ 16,957	$ 13,461	$ 60,143	$ 54,229
Corporate share-based compensation expense	(1,856)	(2,068)	(11,183)	(14,248)
Corporate expense as reported on the accompanying table	$ 15,101	$ 11,393	$ 48,960	$ 39,981

(e)   The following table reconciles the presentation of our share of Borgata's operating income on our condensed consolidated statements of operations to the presentation of our share of Borgata's results on the accompanying table:

	Three Months Ended December 31,		Year Ended December 31,	
	2007	2006	2007	2006
	(In thousands)			
Operating income from Borgata, as reported on our condensed consolidated statements of operations	$ 17,372	$ 17,387	$ 83,136	$ 86,196
Add back:				
Net amortization expense related to our investment in Borgata	325	325	1,298	1,298
Our share of preopening expenses	309	269	1,558	3,260
Our share of write-downs and other charges, net	194	151	478	1,209
Our share of Borgata's operating income before net amortization, preopening and other items	$ 18,200	$ 18,132	$ 86,470	$ 91,963

(f)   The following table reconciles Adjusted EBITDA to EBITDA and Income from continuing operations:

	Three Months Ended December 31,		Year Ended December 31,	
	2007	2006	2007	2006
	(In thousands)			
Adjusted EBITDA	$ 134,617	$ 146,301	$ 577,767	$ 652,325
Deferred rent	1,130	1,157	4,520	4,630
Preopening expenses	7,200	4,294	22,819	20,623
Our share of Borgata's preopening expenses	309	269	1,558	3,260
Our share of Borgata's write-downs and other charges, net	194	151	478	1,209
Share-based compensation expense	2,743	3,273	14,802	19,278
Write-downs and other charges, net	9	(29,892)	12,101	8,838
Loss on early retirements of debt	--	--	16,945	--
Decrease in value of derivative instruments	123	46	1,130	1,801
Our share of Borgata's non-operating expenses, net	2,991	3,100	13,768	10,577
EBITDA	119,918	163,903	489,646	582,109
Depreciation and amortization	42,295	43,949	167,257	189,837
Interest expense, net	32,729	36,914	137,454	145,433
Provision for income taxes	13,917	27,403	64,027	85,491
Income from continuing operations	$ 30,977	$ 55,637	$ 120,908	$ 161,348

(g)   The following table reconciles the presentation of depreciation and amortization on our condensed consolidated statements of operations to the presentation on the accompanying table:

	Three Months Ended December 31,		Year Ended December 31,	
	2007	2006	2007	2006
	(In thousands)			
Depreciation and amortization as reported on our condensed consolidated statements of operations	$ 41,970	$ 43,624	$ 165,959	$ 188,539
Net amortization expense related to our investment in Borgata	325	325	1,298	1,298
Depreciation and amortization as reported on the accompanying table	$ 42,295	$ 43,949	$ 167,257	$ 189,837

BOYD GAMING CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)		Three Months Ended December 31,			Year Ended December 31,	
		2007	2006		2007	2006
		(In thousands, except share data)				
Revenues						
Gaming	$	395,297	$ 429,472	$	1,666,422	$ 1,811,716
Food and beverage		67,498	72,553		273,036	304,864
Room		37,034	38,937		153,691	172,781
Other		33,748	38,065		128,870	145,560
Gross revenues		533,577	579,027		2,222,019	2,434,921
Less promotional allowances		54,934	58,191		224,900	242,287
Net revenues		478,643	520,836		1,997,119	2,192,634
Costs and expenses						
Gaming		176,023	198,906		752,047	836,675
Food and beverage		41,265	44,846		163,775	187,908
Room		11,437	12,395		46,574	55,052
Other		24,847	28,843		95,401	110,106
Selling, general and administrative		71,811	75,281		310,926	311,551
Maintenance and utilities		23,759	23,365		96,278	100,659
Depreciation and amortization		41,970	43,624		165,959	188,539
Corporate expense		16,957	13,461		60,143	54,229
Preopening expenses		7,200	4,294		22,819	20,623
Write-downs and other charges, net		9	(29,892)		12,101	8,838
Total costs and expenses		415,278	415,123		1,726,023	1,874,180
Operating income from Borgata		17,372	17,387		83,136	86,196
Operating income		80,737	123,100		354,232	404,650
Other income (expense)						
Interest income		9	4		119	112
Interest expense, net of amounts capitalized		(32,738)	(36,918)		(137,573)	(145,545)
Loss on early retirements of debt		--	--		(16,945)	--
Decrease in value of derivative instruments		(123)	(46)		(1,130)	(1,801)
Other non-operating expenses from Borgata, net		(2,991)	(3,100)		(13,768)	(10,577)
Total		(35,843)	(40,060)		(169,297)	(157,811)
Income from continuing operations before provision for income taxes		44,894	83,040		184,935	246,839
Provision for income taxes		(13,917)	(27,403)		(64,027)	(85,491)
Income from continuing operations		30,977	55,637		120,908	161,348
Discontinued operations:						
Income (loss) from discontinued operations (including a gain on disposition of $285,033 during 2007 and an impairment loss of $65,000 in 2006)		365	1,002		281,949	(69,219)
(Provision for) benefit from income taxes		(113)	(331)		(99,822)	24,649
Net income (loss) from discontinued operations		252	671		182,127	(44,570)
Net income	$	31,229	$ 56,308	$	303,035	$ 116,778
Basic Net Income (Loss) Per Common Share						
Income from continuing operations	$	0.35	$ 0.64	$	1.38	$ 1.83
Net income (loss) from discontinued operations		0.01	0.01		2.08	(0.51)
Net income	$	0.36	$ 0.65	$	3.46	$ 1.32
Average Basic Shares Outstanding		87,782	86,837		87,567	88,380
Diluted Net Income (Loss) Per Common Share						
Income from continuing operations	$	0.35	$ 0.63	$	1.36	$ 1.80
Net income (loss) from discontinued operations		0.00	0.01		2.06	(0.50)
Net income	$	0.35	$ 0.64	$	3.42	$ 1.30
Average Diluted Shares Outstanding		88,512	87,844		88,608	89,593

The following table reconciles income from continuing operations based upon generally accepted accounting principles to adjusted earnings and adjusted earnings per share:

	Three Months Ended December 31,		Year Ended December 31,	
	2007	2006	2007	2006
	(In thousands, except share data)			
Income from continuing operations	$ 30,977	$ 55,637	$ 120,908	$ 161,348
Adjustments:				
Preopening expenses	7,200	4,294	22,819	20,623
Our share of Borgata's preopening expenses	309	269	1,558	3,260
Our share of Borgata's write-downs and other charges, net	194	151	478	1,209
Accelerated depreciation for Stardust and related assets	--	1,639	--	11,231
Decrease in value of derivative instruments	123	46	1,130	1,801
Write-downs and other charges, net	9	(29,892)	12,101	8,838
Par-A-Dice retroactive gaming tax assessment	--	--	--	6,672
Blue Chip retroactive property tax adjustment	--	--	3,163	--
Loss on early retirements of debt	--	--	16,945	--
Income tax effect for above adjustments	(2,651)	7,753	(20,547)	(18,576)
Certain one-time permanent tax benefits	(1,271)	--	(1,271)	--
Adjusted earnings	$ 34,890	$ 39,897	$ 157,284	$ 196,406
Adjusted earnings per diluted share (Adjusted EPS)	$ 0.39	$ 0.45	$ 1.78	$ 2.19
Weighted average diluted shares outstanding	88,512	87,844	88,608	89,593

The following table reports Borgata's financial results:

	Three Months Ended December 31,		Year Ended December 31,	
	2007	2006	2007	2006
	(In thousands)			
Gaming revenue	$ 179,529	$ 172,554	$ 748,649	$ 735,145
Non-gaming revenue	68,231	72,152	286,030	273,879
Gross revenues	247,760	244,706	1,034,679	1,009,024
Less promotional allowances	45,034	45,866	196,036	195,759
Net revenues	202,726	198,840	838,643	813,265
Expenses	148,830	145,680	597,127	566,252
Depreciation and amortization	17,496	16,895	68,576	63,088
Preopening expenses	618	538	3,116	6,519
Write-downs and other charges, net	388	303	956	2,418
Operating income	35,394	35,424	168,868	174,988
Interest expense, net	(7,770)	(7,599)	(31,194)	(23,271)
Benefit from income taxes	1,788	1,397	3,658	2,116
Total non-operating expenses	(5,982)	(6,202)	(27,536)	(21,155)
Net income	$ 29,412	$ 29,222	$ 141,332	$ 153,833

The following table reconciles our share of Borgata's financial results to the amounts reported on our condensed consolidated statements of operations:

	Three Months Ended December 31,		Year Ended December 31,	
	2007	2006	2007	2006
	(In thousands)			
Our share of Borgata's operating income	$ 17,697	$ 17,712	$ 84,434	$ 87,494
Net amortization expense related to our investment in Borgata	(325)	(325)	(1,298)	(1,298)
Operating income from Borgata, as reported on our condensed consolidated statements of operations	$ 17,372	$ 17,387	$ 83,136	$ 86,196
Other non-operating net expenses from Borgata, as reported on our condensed consolidated statements of operations	$ (2,991)	$ (3,100)	$ (13,768)	$ (10,577)

The following table reconciles operating income to Adjusted EBITDA for Borgata:

	Three Months Ended December 31,		Year Ended December 31,	
	2007	2006	2007	2006
	(In thousands)			
Operating income	$ 35,394	$ 35,424	$ 168,868	$ 174,988
Depreciation and amortization	17,496	16,895	68,576	63,088
Preopening expenses	618	538	3,116	6,519
Write-downs and other charges, net	388	303	956	2,418
Adjusted EBITDA	$ 53,896	$ 53,160	$ 241,516	$ 247,013

The following table reconciles Adjusted EBITDA to EBITDA and Net income for Borgata:

	Three Months Ended December 31,		Year Ended December 31,	
	2007	2006	2007	2006
	(In thousands)			
Adjusted EBITDA	$ 53,896	$ 53,160	$ 241,516	$ 247,013
Preopening expenses	618	538	3,116	6,519
Write-downs and other charges, net	388	303	956	2,418
EBITDA	52,890	52,319	237,444	238,076
Depreciation and amortization	17,496	16,895	68,576	63,088
Interest expense, net	7,770	7,599	31,194	23,271
Benefit from income taxes	(1,788)	(1,397)	(3,658)	(2,116)
Net income	$ 29,412	$ 29,222	$ 141,332	$ 153,833

Footnotes and Safe Harbor Statements

Non-GAAP Financial Measures
Regulation G, "Conditions for Use of Non-GAAP Financial Measures," prescribes the conditions for use of non-GAAP financial information in public disclosures. We believe that our presentations of the following non-GAAP financial measures are important supplemental measures of operating performance to investors: earnings before interest, taxes, depreciation and amortization (EBITDA), Adjusted EBITDA, Adjusted Earnings and Adjusted Earnings Per Share (Adjusted EPS). The following discussion defines these terms and why we believe they are useful measures of our performance.

EBITDA and Adjusted EBITDA
EBITDA is a commonly used measure of performance in our industry which we believe, when considered with measures calculated in accordance with United States Generally Accepted Accounting Principles (GAAP), gives investors a more complete understanding of operating results before the impact of investing and financing transactions and income taxes and facilitates comparisons between us and our competitors. Management has historically adjusted EBITDA when evaluating operating performance because we believe that the inclusion or exclusion of certain recurring and non-recurring items is necessary to provide the most accurate measure of our core operating results and as a means to evaluate period-to-period results. We have chosen to provide this information to investors to enable them to perform more meaningful comparisons of past, present and future operating results and as a means to evaluate the results of core on-going operations. We do not reflect such items when calculating EBITDA; however, we adjust for these items and refer to this measure as Adjusted EBITDA. We have historically reported this measure to our investors and believe that the continued inclusion of Adjusted EBITDA provides consistency in our financial reporting. We use Adjusted EBITDA in this press release because we believe it is useful to investors in allowing greater transparency related to a significant measure used by management in its financial and operational decision-making. Adjusted EBITDA is among the more significant factors in management's internal evaluation of total company and individual property performance and in the evaluation of incentive compensation related to property management. Management also uses Adjusted EBITDA as a measure in determining the value of acquisitions and dispositions. Adjusted EBITDA is also widely used by management in the annual budget process. Externally, we believe these measures continue to be used by investors in their assessment of our operating performance and the valuation of our company. Adjusted EBITDA reflects EBITDA adjusted for deferred rent, preopening expenses, share-based compensation expense, change in value of derivative instruments, write-downs and other charges, net, loss on early retirements of debt, and our share of Borgata's non-operating expenses, preopening expenses and write-downs and other charges, net. A reconciliation of Adjusted EBITDA to EBITDA and income from continuing operations, based upon GAAP, is included in the financial schedules accompanying this release.

Adjusted Earnings and Adjusted EPS
Adjusted Earnings is income from continuing operations before preopening expenses, accelerated depreciation for Stardust and related assets, change in value of derivative instruments, write-downs and other charges, net, Par-A-Dice retroactive gaming tax assessment, Blue Chip retroactive property tax adjustment, loss on early retirements of debt, our share of Borgata's preopening expenses and write-downs and other charges, net, and certain one-time permanent tax benefits. Adjusted Earnings and Adjusted EPS are presented solely as supplemental disclosures because management believes that they are widely used measures of performance in the gaming industry. A reconciliation of Adjusted EBITDA to EBITDA and income from continuing operations, based upon GAAP, and the presentation of Adjusted EPS are each included in the financial schedules accompanying this release.

Limitations on the Use of Non-GAAP Measures
The use of EBITDA, Adjusted EBITDA, Adjusted Earnings and Adjusted EPS has certain limitations. Our presentation of EBITDA, Adjusted EBITDA, Adjusted Earnings and Adjusted EPS may be different from the presentation used by other companies and therefore comparability may be limited. Depreciation and amortization expense, interest expense, income taxes and other items have been and will be incurred and are not reflected in the presentation of EBITDA or Adjusted EBITDA. Each of these items should also be considered in the overall evaluation of our results. Additionally, EBITDA and Adjusted EBITDA do not consider capital expenditures and other investing activities and should not be considered as a measure of our liquidity. We compensate for these limitations by providing the relevant disclosure of our depreciation and amortization, interest and income tax expense, capital expenditures and other items both in our reconciliations to the GAAP financial measures and in our consolidated financial statements, all of which should be considered when evaluating our performance.

EBITDA, Adjusted EBITDA, Adjusted Earnings and Adjusted EPS are used in addition to and in conjunction with results presented in accordance with GAAP. EBITDA, Adjusted EBITDA, Adjusted Earnings and Adjusted EPS should not be considered as an alternative to net income, operating income, or any other operating performance measure prescribed by GAAP, nor should these measures be relied upon to the exclusion of GAAP financial measures. EBITDA, Adjusted EBITDA, Adjusted Earnings and Adjusted EPS reflect additional ways of viewing our operations that we believe, when viewed with our GAAP results and the reconciliations to the corresponding GAAP financial measures, provide a more complete understanding of factors and trends affecting our business than could be obtained absent this disclosure. Management strongly encourages investors to review our financial information in its entirety and not to rely on a single financial measure.

Forward Looking Statements and Company Information

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements contain words such as "may," "will," "might," "expect," "believe," "anticipate," "could," "would," "estimate," "continue," "pursue," or the negative thereof or comparable terminology, and may include (without limitation) information regarding the Company's expectations, goals or intentions regarding the future, including, but not limited to, statements regarding the Company's strategy, expenses, revenue, earnings, cash flow, Adjusted EBITDA, Adjusted Earnings or Earnings Per Share. In addition, forward-looking statements include statements regarding the effects of competition and construction disruption on Blue Chip's operating results, the expected timing for such disruption to subside, the Company's sustained results in the Las Vegas Locals market and the margin improvement for the region, the performance of the Company's properties in the Midwest and South, statements regarding Borgata, including that it continues to hold a top spot in the Atlantic City market, statements under the heading "Development Update" including statements regarding the timing and expected development of the Company's Echelon project, the expected opening date for Echelon, the level of interest from the contracting community, statements regarding the status and timing expectations of construction on Echelon's various components, and the Company's ability to attract sufficient personnel, statements that Echelon is located in an emerging area of the Las Vegas Strip, statements that both The Water Club and Echelon will elevate the Company's respective brands, statements regarding The Water Club, including its anticipated amenities, and that the project is readying for a June 2008 opening, statements regarding the proposed expansion project at Blue Chip, the anticipated cost, opening date, expected date that the 22-story hotel tower will top out and the expected amenities of the new expansion project statements under the heading "Boyd Gaming Branding Initiative", including statements regarding the goals of the branding initiative, its anticipated effects on the Company's players clubs, presence in various markets and the anticipated timing (and timing for completion of the rollout) of the branding initiative and its various phases. Forward-looking statements involve certain risks and uncertainties, and actual results may differ materially from those discussed in any such statement. In particular, the Company can provide no assurances regarding the timing or effects of the Company's branding initiative, that Borgata's or Blue Chip's position, performance or demand will change, and the timing, cost, progress or anticipated amenities and features for each of the Company's development and expansion projects, including Blue Chip, Borgata and Echelon. Among the factors that could cause actual results to differ materially are the following: competition, litigation, financial community and rating agency perceptions of the Company, changes in laws and regulations, including increased taxes, the availability and price of energy, weather, regulation, economic, credit and capital market conditions and the effects of war, terrorist or similar activity. In addition, the Company's development and expansion projects are subject to the many risks inherent in the expansion or renovation of an existing enterprise or construction of a new enterprise, including poor performance or non-performance by any of the joint venture partners or other third parties on whom the Company is relying, unanticipated design, construction, regulatory, environmental and operating problems and lack of demand for the Company's projects, as well as unanticipated delays and cost increases, shortages of materials, shortages of skilled labor or work stoppages, unforeseen construction scheduling, engineering, environmental, permitting, construction or geological problems, weather interference, floods, fires or other casualty losses. In addition, the Company's anticipated costs and construction periods for projects are based upon budgets, conceptual design documents and construction schedule estimates prepared by the Company in consultation with its architects and contractors. Many of these costs are estimated at inception of the project and can change over time as the project is built to completion. The cost of any project may vary significantly from initial budget expectations, and the Company may have a limited amount of capital resources to fund cost overruns. If the Company cannot finance cost overruns on a timely basis, the completion of one or more projects may be delayed until adequate funding is available. The Company cannot assure that any project will be completed, if at all, on time or within established budgets, or that any project will result in increased earnings to the Company. Significant delays, cost overruns, or failures of the Company's projects to achieve market acceptance could have a material adverse effect on the Company's business, financial condition and results of operations. Furthermore, the Company's projects may not help it compete with new or increased competition in its markets. Additional factors that could cause actual results to differ are discussed under the heading "Risk Factors" and in other sections of the Company's filings with the SEC, and in the Company's other current and periodic reports filed from time to time with the SEC. All forward-looking statements in this press release are made as of the date hereof, based on information available to the Company as of the date hereof, and the Company assumes no obligation to update any forward-looking statement.

About Boyd Gaming

Headquartered in Las Vegas, Boyd Gaming Corporation **(NYSE: BYD)** is a leading diversified owner and operator of 17 gaming entertainment properties located in Nevada, New Jersey, Mississippi, Illinois, Indiana, Louisiana and Florida. The Company is also developing Echelon, a world-class destination resort on the Las Vegas Strip, expected to open in the third quarter 2010. Boyd Gaming press releases are available at www.prnewswire.com. Additional news and information on Boyd Gaming can be found at www.boydgaming.com .

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